

OFFERING MEMORANDUM

facilitated by



CHAI CURIOUS LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Chai Curious, LLC d/b/a Teatotaller Cafe
State of Organization	New Hampshire
Date Company Was Formed	June 10th, 2019
Kind of Entity	Limited Liability Company
Street Address	69 High st, Somersworth, NH MA 03878
Website Address	https://teatotallerteahouse.com/

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Emmett Soldati	
All positions with the Company and How Long for Each Position	Position Founder	How Long Since Incorporation
Business Experience During Last Three Years	Owner and Manager of Teatotaller Tea House	
Principal Occupation During Last Three Years	Owner and Manager of Teatotaller Tea House	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name	Business

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	Emmett Soldati

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

DUBBED A "QUEER+HIPSTER OASIS OF TEA, COFFEE, AND PASTRY GOODNESS," TEATOTALLER IS A CAFE, BAKERY, RESTAURANT, AND VENUE *FOR EVERYONE*

We will use the funds from investors to acquire and build our new location. In return, investors will receive payments from the revenues of our second location.

BUSINESS MODEL

Purveyors of craft beverages and loose leaf teas: Lemonades, Bubble Teas

Full Espresso Bar

Scratch Bakery including large selection of vegan, gluten-free, and dairy-free treats

Brunch Destination

Performance Venue and Event Space

Community Hub

Catering

Event

THE MARKET

Commuters

Students

Political and Non Profit Organizations

Anyone that has a birthday

Brides and New Moms

OUR COMPETITORS

Upmarket cafes and bakeries

Brunch Diners

MAINVEST

Gay Bars and Queer Spaces

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 1 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials
Our [Educational Materials](#) list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$45,000
Offering Deadline	August 28th, 2019

Required Statement
If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

MAINVEST

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$90,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$2,700	$5,400
Build-Out & Renovations	$20,000	$35,000
Equipment & Furniture	$10,000	$24,600
Inventory	$7,600	$10,000
Operating Capital (3 Months)	$4,700	$15,000
TOTAL	$45,000	$90,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the ***Invest*** button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the

MAINVEST

investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the form of Note the Company will issue, and the Revenue Sharing Agreement, are attached to this Form C.

Your Right to Payments under the Note

Investors will receive the right to payments from the gross revenues of Chai Curious LLC, which is the entity formed for Teatotaller Tea House's second location. Investors will have no rights of any kind to Teatotaller Tea House's first location in Somersworth, NH. This offering is an opportunity to invest in the second location only.

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the form of Note the Company will issue, and the Revenue Sharing Agreement, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

CAP

To reward early participation, the investors who contribute the first $20,000 raised in the offering will receive a 1.25x cap.

MAINVEST

Investors who contribute after $20,000 has been raised in the offering will receive a 1.2x cap.

PERCENTAGE OF REVENUE*
2.5% - 4.0%**

SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2026

SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 2.5% and a maximum rate of 4.0% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$45,000	2.50%
$56,250	2.90%
$67,500	3.30%
$82,500	3.80%
$90,000	4.00%

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

MAINVEST

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Emmett Soldati	100

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

MAINVEST

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(s) – The Company's Financial Condition

The Company was established in June 2019. As such, there are limited financial statements and information for the investor to review.

Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its build out and ultimately launch the Company. Additionally, it is possible the Company will need to secure capital in addition to the capital raised on MainVest in order to launch its business.

§227.201(t) – The Company's Financial Statements

Historical Financial Statements
   Please see Appendix B for historical financial statements

Pro Forma Income Statement
   In order to illustrate the future earning potential of the Company, the Company provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

MAINVEST

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$250,000	$262,500	$283,500	$317,520	$355,622
Cost of goods sold	$41,067	$43,121	$46,570	$52,159	$58,418
Gross profit	**$208,933**	**$219,379**	**$236,930**	**$265,361**	**$297,204**
OpEx					
Rent (fixed)	$22,400	$22,400	$22,400	$22,400	$22,400
Rent (revenue share)	$12,500	$13,125	$14,175	$15,876	$17,781
Triple Net Expenses	$13,600	$13,872	$14,149	$14,432	$14,721
Insurance	$3,060	$3,121	$3,184	$3,247	$3,312
Advertising	$5,393	$5,663	$6,116	$6,850	$7,672
Dues	$1,224	$1,248	$1,273	$1,299	$1,325
Legal & Professional	$1,224	$1,248	$1,273	$1,299	$1,325
Office and Admin	$1,224	$1,248	$1,273	$1,299	$1,325
Repairs & Maintenance	$1,836	$1,873	$1,910	$1,948	$1,987
Payroll	$99,360	$107,309	$115,894	$125,165	$135,178
Management Fee	$6,000	$12,000	$12,000	$12,000	$12,000
Total	**$167,821**	**$183,108**	**$193,648**	**$205,816**	**$219,027**
Operating Profit	**$41,111**	**$36,271**	**$43,282**	**$59,545**	**$78,178**

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar

§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

MAINVEST

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://teatotallerteahouse.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

MAINVEST